FD #321295

82-34824

RECEIVED
2006 APR 14 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SOLBEC PHARMACEUTICALS LTD

SUPPL

SOLBEC APPOINTS GENERAL MANAGER

Summary

- Solbec appoints Dr. David Sparling as General Manager.

Perth, Australia. 31 March 2006: Solbec Pharmaceuticals Limited (ASX: SBP) is pleased to announce the appointment of Dr. David Sparling to the position of General Manager. As a lawyer and veterinary surgeon, Dr. Sparling's skill sets lends him considerable expertise in both the scientific and commercial arenas. His experience in IP management, corporate governance, contract management and business partnering will be utilised to further the Company's efforts in developing Solbec's core business with the view of ultimately out-licensing Coramsine® to the right partner. Dr. Sparling has been the Business Development Manager of the Company since July 2005.

As of the date of this announcement Dr. Sparling is to assume the day-to-day responsibility for the operations of the Company.

Further information:

Tony Kiernan
Chairman
Solbec Pharmaceuticals Ltd
Phone +61 (08) 9446 7555 / 0418 912 843
tony.kiernan@solbec.com.au

PROCESSED
APR 17 2006
THOMSON FINANCIAL

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

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